EXHIBIT 4.2

UNIVERSAL HEALTH SERVICES, INC.

OFFICERS’ CERTIFICATE

The undersigned do hereby certify, pursuant to Sections 2.1, 2.3 and 13.5 of the indenture, dated as of January 20, 2000 (the “Base Indenture”) as amended by a supplemental indenture, dated as of June 20, 2006 (the “Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), by and between Universal Health Services, Inc., a Delaware corporation (the “Company”) and J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), as trustee (the “Trustee”), that the Pricing Committee of the Board of Directors of the Company has determined, by unanimous written consent on June 27, 2006, pursuant to the authority granted by the Board of Directors of the Company on June 19, 2006, that the terms of a series of securities to be issued under the Indenture are as follows:

1. The securities of such series shall be known and designated as the 7.125% Notes due 2016 (“Notes”) of the Company.

2. The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture is initially limited to $250,000,000, subject to increase in any reopening of the series as provided in Section 2.3 the Indenture.

3. The Notes will mature on June 30, 2016.

4. The Notes shall bear interest at the rate of 7.125% per annum, payable semiannually on June 30 and December 30 of each year (each, an “Interest Payment Date”), commencing December 30, 2006, from the most recent Interest Payment Date to which interest has been paid or, if no interest has been paid, from June 30, 2006, until payment of the principal sum has been made or duly provided for.

5. The principal of and on the Notes shall be payable in immediately available funds in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, at the office or agency of the Company maintained for such purpose in the City of New York. Interest on the Notes shall be paid at such office or agency, in like coin or currency; provided, that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as such address shall appear on the security register.

6. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months. Each payment of interest in respect of an Interest Payment Date shall include interest accrued through the day prior to such Interest Payment Date. The interest so payable on any Interest Payment Date will, subject to the exceptions provided in the Indenture, be paid to the persons in whose names the Notes are registered at the close of business on the June 15 or December 15, preceding the respective Interest Payment Dates (except that interest payable at maturity shall be paid to the same persons to whom principal of the Notes is payable whether or not such day is a Business Day (as defined in the Indenture).

7. The Company shall issue and sell $250,000,000 aggregate principal amount of the Notes to Banc of America Securities LLC and J.P. Morgan Securities Inc., as representatives (the “Representatives”) of the underwriters named in Schedule II to the Underwriting Agreement, dated June 27, 2006, by and among the Company and the Representatives, at a purchase price of 7.125% per Note.

8. The Notes shall be issued as a Global Security in substantially the form attached hereto as Exhibit A. The Depository Trust Company shall be the Depositary.

9. The Notes may be redeemed, in whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the redemption date plus the greater of:

(a) 100% of the principal amount of the Notes to be redeemed; and

(b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 30 basis points.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the Trustee is provided fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

“Quotation Agent” means Banc of America Securities LLC or another Reference Treasury Dealer appointed by the Company.

“Reference Treasury Dealer” means each of Banc of America Securities LLC and J.P. Morgan Securities Inc. and their respective successors and any other primary treasury dealer selected by the Company. If any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, the Company must substitute another primary treasury dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee and the Company by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

10. For purposes of the Notes:

“Below Investment Grade Rating Event” means the Notes are rated below Investment Grade (as defined below) by both Rating Agencies (as defined below) on any date from the date of the public notice of an arrangement that could result in a Change of Control (as defined below) until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies).

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s properties or assets and those of the Company’s subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than the Company or one of its wholly owned subsidiaries;

(2)	the adoption of a plan relating to the Company’s liquidation or dissolution;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than the Company, one of its wholly owned subsidiaries or any person who holds more than 50% of the Company’s Voting Stock (as defined below) as of the date of the final prospectus supplement for the Notes or any member of his, her or its immediate family (as that term is defined in Rule 16a-1(e) of the Exchange Act) (provided that this exception does not include any transaction in which public stockholders cease to own Voting Stock entitling public stockholders to elect the same percentage of the members of the Company’s board of directors as public stockholders are entitled to elect on the date of the final prospectus supplement for the Notes), becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s Voting Stock, measured by voting power rather than number of shares; or

(4)	the first day on which a majority of the members of the Company’s board of directors are not Continuing Directors (as defined below).

Notwithstanding the foregoing, a transaction effected to create a holding company for the Company will not be deemed to involve a Change of Control if (1) pursuant to such transaction the Company becomes a wholly owned subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of the Company’s Voting Stock immediately prior to such transaction.

“Change of Control Repurchase Event” means the occurrence of a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Company’s board of directors who:

(1)	was a member of the Company’s board of directors on the first date that any of the Notes were issued; or

(2)	was nominated for election or elected to the Company’s board of directors with the approval of a majority of the Continuing Directors who were members of the Company’s board of directors at the time of such nomination or election.

“Investment Grade” means a rating of Baa3 or better by Moody’s (as defined below) (or its equivalent under any successor rating categories of Moody’s) and BBB-or better by S&P (as defined below) (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the Notes for reasons outside of the Company’s control, the equivalent investment grade credit rating from any Rating Agency selected by the Company as a replacement Rating Agency).

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agency” means:

(1)	each of Moody’s and S&P; and

(2)	if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency for Moody’s or S&P, or both, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

If a Change of Control Repurchase Event occurs, unless the Company has exercised its right to redeem the Notes as described in paragraph 9 above, the Company will make an offer to each holder of Notes to repurchase all or any part (in multiples of $1,000 principal amount) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at the Company’s option, prior to any Change of Control, but after the public announcement of the Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Company’s offer;

(2)	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by the Company.

The paying agent will promptly pay, from funds deposited by the Company for such purpose, to each holder of Notes properly tendered the purchase price for the Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered.

The Company will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes properly tendered and not withdrawn under its offer; and further

We have read Sections 2.1, 2.3 and 13.5 of the Indenture and the definitions in the Indenture relating thereto. The statements made herein are based either upon our personal knowledge or on information, data and reports furnished to us by the officers, counsel or employees of the Company who have knowledge of the relevant facts.

In our opinion, we have made such examination or investigation as is necessary to enable us to express an informed opinion as to whether or not all conditions provided for in the Indenture with respect to the terms of the Notes and the authentication and delivery of the Notes have been complied with.

In our opinion, all conditions precedent to the determination of the terms and form of the Notes and to the authentication by the Trustee of $250,000,000 principal amount thereof have been complied with and such Notes may be authenticated and delivered in accordance with the Indenture.

IN WITNESS WHEREOF, we have executed this Certificate on behalf of the Company on this 30th day of June, 2006.

UNIVERSAL HEALTH SERVICES, INC.

By:	/s/ Steve Filton
Name:	Steve Filton
Title:	Senior Vice President, Chief Financial Officer and Secretary

By:	/s/ Cheryl K. Ramagano
Name:	Cheryl K. Ramagano
Title:	Treasurer